Exhibit 99

REPORT OF INDEPENDENT AUDITORS

The Board of Directors of Magellan GP, LLC

We have audited the accompanying consolidated balance sheets of Magellan GP, LLC as of December 31, 2003 (Successor basis) and December 31, 2002 (Predecessor basis). The consolidated balance sheets are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated balance sheets based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated balance sheets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheets. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated balance sheets referred to above presents fairly, in all material respects, the consolidated financial position of Magellan GP, LLC at December 31, 2003 (Successor basis) and December 31, 2002 (Predecessor basis) in conformity with accounting principles generally accepted in the United States.

/s/    Ernst & Young LLP

Tulsa, Oklahoma

March 8, 2004

MAGELLAN GP, LLC

CONSOLIDATED BALANCE SHEETS

(In thousands)

	December 31,
	2002	2003
	(Predecessor)	(Successor)
ASSETS
Current assets:
Cash and cash equivalents	$75,738	$111,357
Restricted cash	4,942	8,223
Accounts receivable (less allowance for doubtful accounts of $457 and $319 at December 31, 2002 and 2003, respectively)	18,038	19,615
Other accounts receivable	6,619	14,579
Affiliate accounts receivable	15,608	13,729
Inventory	5,224	17,282
Other current assets	4,449	3,941

Total current assets	130,618	188,726
Property, plant and equipment, at cost	1,334,527	1,587,489
Less: accumulated depreciation	401,396	204,715

Net property, plant and equipment	933,131	1,382,774
Goodwill	22,295	10,014
Other intangibles (less amortization of $297 and $911 at December 31, 2002 and 2003, respectively)	2,432	11,417
Long-term affiliate receivables	11,656	12,402
Long-term receivables	9,268	8,867
Debt placement costs (less accumulated amortization of $960 and $1,550 at December 31, 2002 and 2003, respectively	10,543	5,937
Other noncurrent assets	1,873	3,113

Total assets	$1,121,816	$1,623,250

LIABILITIES AND OWNERS’ EQUITY
Current liabilities:
Accounts payable	$17,024	$21,199
Affiliate accounts payable	28,555	—
Outstanding checks	1,967	6,961
Accrued affiliate payroll and benefits	7,065	15,077
Accrued taxes other than income	13,698	14,286
Accrued interest payable	4,065	8,196
Environmental liabilities	10,359	12,243
Deferred revenue	11,550	10,868
Accrued product purchases	2,924	11,585
Current portion of long-term debt	—	900
Other current liabilities	4,535	5,616

Total current liabilities	101,742	106,931
Long-term debt	570,000	580,017
Long-term affiliate payable	450	—
Affiliate pension liability	—	3,735
Affiliate long-term retiree medical liability	—	9,973
Other deferred liabilities	4,516	11,290
Environmental liabilities	11,927	12,861
Minority interest	340,023	465,719
Commitments and contingencies
Owners’ equity	94,129	433,014
Accumulated other comprehensive loss	(971)	(290)

Total liabilities and owners’ equity	$1,121,816	$1,623,250

See accompanying notes.

MAGELLAN GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS

1. Organization and Presentation

Magellan Midstream Partners, L.P. (the “Partnership”) was formed in August 2000, as Williams Energy Partners L.P., a Delaware limited partnership, to own, operate and acquire a diversified portfolio of complementary energy assets. The Williams Companies, Inc. (“Williams”) formed Williams Energy Partners L.P. by contributing entities under its common control into the Partnership. Williams Energy Partners L.P. was renamed Magellan Midstream Partners, L.P. effective September 1, 2003. Magellan GP, LLC, formerly, WEG GP LLC, is the managing general partner of the Partnership. WEG GP LLC was renamed Magellan GP, LLC effective September 1, 2003.

Magellan GP, LLC (“Successor”), formerly WEG GP LLC (“Predecessor”), was acquired by Magellan Midstream Holdings, L.P. (“MMH”) on June 17, 2003, (see Note 3  –  Change in Ownership of Magellan GP, LLC) in a purchase business combination recorded under the “push-down” method of accounting, which resulted in a new basis of accounting for the Successor period beginning June 17, 2003. Information relating to all Predecessor periods prior to June 17, 2003 is presented using the historical basis of accounting.

At the time of the Partnership’s initial public offering in February 2001, the Partnership owned the petroleum products terminals system and an ammonia pipeline system. On April 11, 2002, the Partnership acquired all of the membership interests of Magellan Pipeline Company (“Magellan Pipeline”) for approximately $1.0 billion (see Note 5 – Acquisitions and Divestitures). Because Magellan Pipeline was an affiliate of the Partnership at the time of the acquisition, the transaction was between entities under common control and, as such, was accounted for similarly to a pooling of interests. Accordingly, the consolidated balance sheets and accompanying notes of Magellan GP, LLC reflect the combined historical financial position of the petroleum products terminals system, ammonia pipeline system and Magellan Pipeline throughout the periods presented.

On April 11, 2002, the Partnership issued 7,830,924 class B common units representing limited partner interests to an affiliate of Williams. The securities were valued at $304.4 million and along with $6.2 million of additional general partner equity interests, were issued as partial payment for the acquisition of Magellan Pipeline (See Note 5 – Acquisitions and Divestitures). The Partnership redeemed all of these class B common units in December 2003 for an equivalent number of common units.

In May 2002, the Partnership issued 8.0 million common units representing limited partner interests in the Partnership at a price of $37.15 per unit for total proceeds of $297.2 million. Associated with this offering, Williams contributed $6.1 million to the Partnership to maintain its 2% general partner interest. A portion of the total proceeds was used to pay underwriting discounts and commissions of $12.6 million. Legal, professional fees and costs associated with this offering were approximately $1.7 million. The remaining cash proceeds of $289.0 million were used to partially repay the $700.0 million short-term note assumed by the Partnership to help finance the Magellan Pipeline acquisition (see Note 11 – Debt).

In December 2003, the Partnership issued 200,00 common units representing limited partner interests in the Partnership at a price of $50.00 per unit for total proceeds of $10.0 million. Associated with this offering, Magellan GP, LLC contributed $0.2 million to the Partnership to maintain its 2% general partnership interest. Of the proceeds received, $0.4 million was used to pay underwriting discounts and commissions. Legal, professional and other costs directly associated with this offering were approximately $0.1 million. The remaining cash proceeds of $9.7 million will be used for general partnership purposes.

The historical results for Magellan Pipeline include assets and liabilities that were conveyed to and assumed by an affiliate of Williams prior to the acquisition of Magellan Pipeline by the Partnership. The assets principally included Magellan Pipeline’s interest in and agreements related to Longhorn Partners Pipeline, L.P., an inactive refinery site at Augusta, Kansas, a pipeline construction project and the ATLAS 2000 software system. The liabilities principally included the environmental liabilities associated with the inactive refinery site in Augusta, Kansas and current and deferred income taxes and an affiliate note payable. The current and deferred income taxes and the affiliate note payable were contributed to the Partnership in the form of a capital contribution by an affiliate of Williams. The ATLAS 2000 software system assets were contributed to the Partnership on June 17, 2003, in conjunction with the sale of Williams’ interest in the Partnership (See Note 3 - Change in Ownership of Magellan GP, LLC).

2. Description of Businesses

Magellan GP, LLC serves as managing general partner for the Partnership. The Partnership owns and operates a petroleum products pipeline system, petroleum products terminals and an ammonia pipeline system.

Petroleum Products Pipeline System

The petroleum products pipeline system includes Magellan Pipeline, which covers an 11-state area extending from Oklahoma through the Midwest to North Dakota, Minnesota and Illinois. The system includes 6,700 miles of pipeline and 39 terminals that provide transportation, storage and distribution services. The products transported on the Magellan Pipeline system are largely petroleum products, including gasoline, diesel fuels, LPGs and aviation fuels. Product originates on the system from direct connections to refineries and interconnects with other interstate pipelines for transportation and ultimate distribution to retail gasoline stations, truck stops, railroads, airlines and other end-users.

Petroleum Products Terminals

Most of the Partnership’s petroleum products terminals are strategically located along or near third party pipelines or petroleum refineries. The petroleum products terminals provide a variety of services such as distribution, storage, blending, inventory management and additive injection to a diverse customer group including governmental customers and end-users in the downstream refining, retail, commercial trading, industrial and petrochemical industries. Products stored in and distributed through the petroleum products terminal network include refined petroleum products, blendstocks and heavy oils and feedstocks. The terminal network consists of marine terminal facilities and inland terminals. Four marine terminal facilities are located along the Gulf Coast and one marine terminal facility is located in Connecticut near the New York harbor. The inland terminals are located primarily in the southeastern United States. See Note 18 – Subsequent Events for a discussion of terminal acquisitions completed after December 31, 2003.

Ammonia Pipeline System

The ammonia pipeline system consists of an ammonia pipeline and six company-owned terminals. Shipments on the pipeline primarily originate from ammonia production plants located in Borger, Texas and Enid and Verdigris, Oklahoma for transport to terminals throughout the Midwest for ultimate distribution to end-users in Iowa, Kansas, Minnesota, Missouri, Nebraska, Oklahoma, South Dakota and Texas. The ammonia transported through the system is used primarily as nitrogen fertilizer.

3. Change in Ownership of Magellan GP, LLC

On June 17, 2003, Williams sold its ownership of 1,079,694 common units, 5,679,694 subordinated units and 7,830,924 class B common units of the Partnership and all of the membership interests of Magellan GP LLC, formerly WEG GP LLC, to MMH, a Delaware limited partnership, formed by Madison Dearborn Capital Partners IV, L.P. and Carlyle/Riverstone MLP Holdings, L.P.

Purchase Price

MMH paid Williams approximately $509.9 million on the closing date. The purchase price for the acquisition also consisted of the following:

•	A second payment of $1.9 million, made in August 2003, based on the amount of the first regular quarterly cash distribution received by MMH;

•	A third payment, based on a percentage of the net proceeds in excess of $37.50 per unit from the sale, if any, by MMH of the first 5,000,000 common units or Class B common units after June 17, 2003, up to a maximum payment of $20.0 million. MMH sold 4,300,000 common units of the Partnership on December 24, 2003 and remitted $20.0 million of the proceeds from that sale to Williams.

•	MMH’s assumption on June 17, 2003, of the obligations of Williams Energy Services, LLC (“WES”), a subsidiary of Williams, to indemnify Magellan GP, LLC, the Partnership and the Partnership’s subsidiaries for certain environmental remediation obligations in an aggregate amount of up to approximately $21.9 million. The Partnership’s environmental indemnities with Williams, as described under new Omnibus Agreement below and in Note 14 – Commitments and Contingencies, are still in effect; however, MMH is responsible for certain identified environmental matters up to approximately $21.9 million. The amount was previously recorded by the Partnership as a receivable from Williams. MMH assumed this obligation as part of its negotiations with Williams and reduced the purchase price it paid for Williams’ ownership interest in the Partnership accordingly. If MMH’s costs associated with these environmental obligations and other Williams indemnities are less than $21.9 million, MMH will be required to remit the difference to Williams.

Allocation of Purchase Price

Magellan GP, LLC has recorded a step-up in basis of the assets of the Partnership as a result of MMH’s purchase of Williams’ ownership interests in the partnership. MMH’s second and third payments to Williams of $1.9 million in August 2003 and $20.0 million in December 2003, respectively are reflected in the purchase price. The step-up in basis of the assets of the Partnership includes adjustments to reflect the fair market value for MMH’s 54.6% proportional ownership interest in the asset and liabilities of the Partnership acquired on June 17, 2003. The initial purchase price, allocations to assets acquired and liabilities assumed and the step-up in basis of assets was as follows (in millions):

Purchase Price:
Cash paid	$531.8
Transaction costs paid	3.2
Liabilities assumed:
Union pension plan	3.7
Post-retirement medical and life benefits	10.0
Environmental	21.9
Paid time off accrual	5.4

Total liabilities assumed	41.0

Total purchase price	$576.0

Allocation of Purchase Price:
Cash and cash equivalents	$44.5
Restricted cash	3.0
Accounts receivable	13.9
Other current assets	14.5
Property, plant and equipment	860.0
Other noncurrent assets	12.9
Accounts payable	(9.5)
Accrued taxes other than income	(6.8)
Deferred revenue	(3.0)
Other current liabilities	(19.2)
Long-term debt	(323.5)
Other deferred liabilities	(10.8)

Total	$576.0

Step-Up In Basis of Assets:
Cash paid, including transaction costs	$535.0
Consolidated Magellan GP, LLC basis in net assets at June 17, 2003	143.5

Step-up in basis of assets	$391.5

Fair market value adjustments:
Property, plant and equipment	$444.1
Retiree medical liability	(10.0)
Long-term debt	(12.2)
Debt issuance costs	(5.3)
Paid time off accrual	(5.5)
Pension liability	(3.7)
Goodwill	(12.0)
Other	(3.9)

Step-up in basis of assets	$391.5

ATLAS 2000 Agreement

As part of the overall sales transaction between Williams and MMH, an affiliate of Williams assigned its rights to, and interest in, the ATLAS 2000 software system and associated hardware to the Partnership.

Services Agreement

Prior to June 17, 2003, the Partnership had been a party to a services agreement with Williams and its affiliates whereby Williams and its affiliates agreed to perform specified services, including providing necessary employees to operate the Partnership’s assets. On June 17, 2003, Williams exercised its right to terminate this services agreement effective September 15, 2003. During a transition period after June 17, 2003, the employees that managed the Partnership’s operations continued to be employees of Williams and its affiliates and, until the employees were transferred to MMH, provided services to the Partnership under a transition services agreement (“TSA”) entered into as a part of the sales transaction between Williams and MMH. Under the provisions of the TSA, Williams was to provide specified technical, commercial, information system and administrative services to the Partnership for a monthly fee. All of the Williams employees assigned to the Partnership were transferred to MMH on or before January 1, 2004. MMH and Williams agreed to extend specific portions of the TSA relating to a financial system, software licenses and record storage beyond January 1, 2004. The financial system extension was terminated at the end of January 2004. The software licenses extension will terminate when all licenses are transferred to Magellan and the record storage extension will terminate in March 2004.

On June 17, 2003, the Partnership entered into a new services agreement with MMH pursuant to which MMH has agreed to perform specified services, including providing necessary employees to operate our assets after the transition period described above. In return, the Partnership will reimburse MMH for its direct and indirect expenses incurred in providing these services, subject to the limitations on reimbursement of general and administrative expenses discussed under the New Omnibus Agreement section below. MMH has the right to terminate its obligations under this new services agreement upon 90 days written notice.

New Omnibus Agreement

Also, in conjunction with the sale of Williams’ interests in the Partnership, MMH, Williams and certain of Williams’ affiliates entered into a new Omnibus Agreement, the terms of which include the items listed below:

•	Williams and certain of its affiliates have indemnified the Partnership for covered environmental losses related to assets operated by the Partnership at the time of its initial public offering date (February 9, 2001) that become known by February 9, 2004 and that exceed amounts recovered or recoverable under the Partnership’s contractual indemnities from third persons or under any applicable insurance policies. However, Williams’ obligations under this indemnity are limited to $13.3 million, which represents the $15.0 million indemnity provided under the old omnibus agreement less amounts paid by Williams prior to June 17, 2003 under that agreement. Covered environmental losses are those non-contingent terminal and ammonia system environmental losses, costs, damages and expenses suffered or incurred by the Partnership arising from correction of violations of or performance of remediation required by environmental laws in effect at February 9, 2001, due to events and conditions associated with the operation of the assets and occurring before February 9, 2001.

•	Williams and certain of its affiliates have indemnified the Partnership for right-of-way defects or failures in the ammonia pipeline easements for 15 years after February 9, 2001. Williams and certain of its affiliates have also indemnified the Partnership for right-of-way defects or failures associated with the marine facilities at Galena Park and Corpus Christi, Texas and Marrero, Louisiana for 15 years after February 9, 2001.

•	The Partnership will pay MMH for direct and indirect general and administrative expenses incurred by MMH on behalf of the Partnership, subject to a reimbursement limitation as described below:

•	The reimbursement obligation is subject to a lower cap amount, which is calculated as follows:

•	For the period of June 18, 2003 through December 31, 2003, MMH will reimburse the Partnership for general and administrative costs in excess of a lower cap amount of approximately $20.5 million, which represents an annual reimbursement amount of $37.9 million pro-rated for the period from June 18, 2003 through December 31, 2003;

•	For each succeeding fiscal year following 2003, the $37.9 million reimbursement amount will be adjusted by the greater of: (i) 7%, or (ii) the percentage increase in the Consumer Price Index – All Urban Consumers, U.S. City Average, Not Seasonally Adjusted. However, the reimbursement amount will also be adjusted as applicable during 2003 and subsequent periods for acquisitions, construction projects, capital improvements, replacements or expansions that the Partnership completes that are expected to increase the Partnership’s general and administrative costs;

•	The reimbursement limitation expires on December 31, 2010. Additionally, the expense reimbursement limitation excludes: (i) expenses associated with equity-based incentive compensation plans and (ii) implementation costs associated with changing the name of the Partnership and expenses and capital expenditures associated with transitioning the assets, operations or employees from Williams to MMH or the Partnership.

•	The reimbursement limitation is further subject to an upper cap amount. MMH is not required to reimburse the Partnership for any general and administrative expenses that exceed this upper cap amount. The upper cap is calculated as follows:

•	For the period of June 18, 2003 through December 31, 2003, the upper cap will be approximately $26.6 million, which represents an annual upper cap amount of $49.3 million pro-rated for the period from June 18, 2003 through December 31, 2003;

•	For each succeeding fiscal year after 2003, the upper cap will be increased annually by the lesser of: (i) 2.5%, or (ii) the percentage increase in the Consumer Price Index – All Urban Consumers, U.S. City Average, Not Seasonally Adjusted. The upper cap will also be adjusted as applicable during 2003 and subsequent periods for acquisitions, construction projects, capital improvements, replacements or expansions that the Partnership completes that are expected to increase the Partnership’s general and administrative costs.

•	For the twelve months immediately following the transaction close date of June 17, 2003, Williams has agreed to reimburse MMH for any and all general and administrative expenses incurred by or on behalf of the Partnership in excess of the upper cap amount, if any.

•	For the period June 18, 2003 through December 31, 2003, the Partnership’s general and administrative costs did not exceed the upper cap amount.

•	Williams has agreed to reimburse the Partnership in each of the Partnership’s 2003 and 2004 fiscal years for any reasonable and customary maintenance capital expenditures to maintain the assets of Magellan Pipeline, in either year, in excess of $19.0 million per year, subject to an aggregate reimbursement limitation of $15.0 million. Magellan Pipeline’s maintenance capital expenditures in 2003 were less than $19.0 million.

Other Matters

•	In connection with Williams’ sale of its interests in the Partnership, six of the seven directors resigned from the board of directors of Magellan GP, LLC and four directors affiliated with MMH were appointed to Magellan GP, LLC’s board. In addition, three independent directors were appointed to Magellan GP, LLC’s board during 2003. One of the independent directors appointed in 2003, George O’Brien, Jr. serves as the financial expert on the Board’s Audit Committee.

•	Also, subsequent to the closing of the transaction, MMH, as the holder of the Partnership’s class B common units, exercised its rights under our partnership agreement to require the Partnership to solicit the approval of the Partnership’s common unitholders for the conversion of the class B common units into an equal number of common units and the resulting issuance of an aggregate of 7,830,924 common units upon the conversion and cancellation of the 7,830,924 class B common units. The vote on this proposal was completed at the November 2003 annual meeting of limited partners and the class B common units were converted into an equivalent number of common units on December 1, 2003.

•	Upon the closing of the transaction, MMH, as the sole member of Magellan GP, LLC, entered into the Second Amendment to Limited Liability Company Agreement of Magellan GP, LLC, which, among other matters, provided for the single-member status of Magellan GP, LLC as of June 17, 2003. Also, upon the closing of the transaction, the Board of Directors of Magellan GP, LLC, adopted the Third Amendment to Limited Liability Company Agreement which, among other provisions, requires Magellan GP, LLC to obtain the prior approval of MMH before taking certain actions that would have, or would reasonably be expected to have a direct or indirect material affect on MMH’s membership interest in Magellan GP, LLC. Examples of the type of matters discussed in the previous sentence are: (i) commencement of any action relating to bankruptcy or bankruptcy-related matters by the Partnership, (ii) mergers, consolidations, recapitalization or similar transactions involving the Partnership, (iii) the sale, exchange or other transfer of assets not in the ordinary course of business of a substantial portion of the assets of the Partnership, (iv) dissolution or liquidation of the Partnership, (v) material amendments of the partnership agreement, and (vi) a material change in the amount of the quarterly distribution made on the common units of the Partnership or the payment of a material extraordinary distribution.

•	Upon closing of the transaction, Williams indemnified the Partnership against any environmental losses, breaches of representations and warranties, rights-of-way losses and tax matters incurred from February 9, 2001 through June 17, 2003 for assets included in the Partnership’s initial public offering and from April 2002 through June 17, 2003 for Magellan Pipeline assets as well as other items not covered by Williams’ preexisting indemnities of the Partnership in the amount of $175.0 million. The indemnity limitations are discussed above and in Note 14 – Commitments and Contingencies.

MMH assumed sponsorship of the Magellan Pension Plan for PACE Employees (“Union Pension Plan”), previously named the Williams Pipe Line Company Pension Plan for Hourly Employees, upon transfer of the union employees from Williams to MMH on January 1, 2004. The Partnership will be required to reimburse MMH for its obligations associated with the post-retirement medical and life benefits for qualifying individuals assigned to the Partnership. The Partnership will recognize its reimbursement obligations to MMH associated with the Union Pension Plan and the post-retirement medical and life benefits over the remaining average service lives of the applicable employees (see Note 4 – Summary of Significant Accounting Policies).

4. Summary of Significant Accounting Policies

Basis of Presentation

At December 31, 2003, Magellan GP, LLC had an effective ownership in the Partnership of 38.8%. This effective ownership was derived through its 2.0% general partner ownership, which gives it control of the Partnership, and its affiliates, who owned 36.8% of the limited partnership interests. The Partnership is fully consolidated in Magellan GP, LLC’s balance sheet. During January 2004, affiliates of Magellan GP, LLC sold 675,000 units of the Partnership, which reduced Magellan GP, LLC’s effective ownership in the Partnership to 36.4%, including its 2% general partner ownership interest (see Note 16 – Subsequent Events).

The consolidated balance sheet includes the petroleum products pipeline system, the petroleum products terminals and the ammonia pipeline system. For 11 of these petroleum products terminals, the Partnership owns varying undivided ownership interests. From inception, ownership of these assets has been structured as an ownership of an undivided interest in assets, not as an ownership interest in a partnership, limited liability company, joint venture or other form of entity. Each owner controls marketing and invoicing separately, and each owner is responsible for any loss, damage or injury that may occur to their own customers. As a result, the Partnership applies proportionate consolidation for its interests in these assets. In January 2004, the Partnership acquired the remaining ownership interests in 8 of these terminals (see Note 16 – Subsequent Events).

Reclassifications

Certain previously reported balances have been classified differently to conform with current year presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated balance sheets and accompanying notes. Actual results could differ from those estimates.

Regulatory Reporting

Magellan Pipeline is regulated by the Federal Energy Regulatory Commission (“FERC”), which prescribes certain accounting principles and practices for the annual Form 6 Report filed with the FERC that differ from those used in these balance sheets. Such differences relate primarily to capitalization of interest, accounting for gains and losses on disposal of property, plant and equipment and other adjustments. The Partnership follows generally accepted accounting principles where such differences of accounting principles exist.

Cash Equivalents

Cash and cash equivalents include demand and time deposits and other marketable securities with maturities of three months or less when acquired. The carrying amount of cash and cash equivalents approximates fair value of those instruments due to their short maturity.

Inventory Valuation

Inventory is comprised primarily of refined products, natural gas liquids and materials and supplies. Refined products and natural gas liquids inventories are stated at the lower of average cost or market. The average cost method is used for materials and supplies.

Trade Receivables

Trade receivables are recognized when products are sold or services are rendered. An allowance for doubtful accounts is established for all amounts where collections are considered to be at risk and reserves are evaluated no less than quarterly to determine their adequacy. Judgments relative to at risk accounts include the customers’ current financial condition, the customers’ historical relationship with the Partnership and current and projected economic conditions. Trade receivables are written off when the account is deemed uncollectible.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Expenditures for maintenance and repairs are charged to operations in the period incurred. Depreciation of property, plant and equipment is provided on the straight-line basis. The cost of property, plant and equipment sold or retired and the related accumulated depreciation is removed from the accounts, and any associated gains or losses are recorded in the income statement, in the period of sale or disposition.

Goodwill and Other Intangible Assets

Magellan GP, LLC has adopted Statement of Financial Accounting Standard (“SFAS”) No. 142, “Goodwill and Other Intangible Assets.” In accordance with this Statement, beginning on January 1, 2002, goodwill, which represents the excess of cost over fair value of assets of businesses acquired, is no longer amortized but is evaluated periodically for impairment. The determination of whether goodwill is impaired is based on management’s estimate of the fair value of the Partnership’s reporting units as compared to their carrying values. If an impairment were to occur, the amount of the impairment recognized would determined by subtracting the implied fair value of the reporting unit goodwill from the carrying amount of the goodwill. Other intangible assets are amortized on a straight-line basis over their estimated useful lives of 5 years up to 25 years.

Judgments and assumptions are inherent in management’s estimates used to determine the fair value of its operating segments. The use of alternate judgments and/or assumptions could result in the recognition of different levels of impairment charges in the balance sheets.

Previously, goodwill was amortized on a straight-line basis over a period of 30 years for those assets acquired prior to July 1, 2001. Based on the amount of goodwill recorded as of December 31, 2001, application of the non-amortization provision of SFAS No. 142 resulted in a decrease to amortization expense in 2002 of approximately $0.8 million.

Impairment of Long-Lived Assets

In January 2002, Magellan GP, LLC adopted SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets.” There was no initial impact on Magellan GP, LLC’s financial position upon adoption of this standard.

In accordance with this Statement, the Partnership evaluates its long-lived assets of identifiable business activities for impairment when events or changes in circumstances indicate, in management’s judgment, that the carrying value of such assets may not be recoverable. The determination of whether an impairment has occurred is based on management’s estimate of undiscounted future cash flows attributable to the assets as compared to the carrying value of the assets. If an impairment were to occur, the amount of the impairment recognized would be determined by estimating the fair value for the assets and recording a provision for loss if the carrying value is greater than fair value.

For assets identified to be disposed of in the future, the carrying value of these assets is compared to the estimated fair value less the cost to sell to determine if an impairment is required. Until the assets are disposed of, an estimate of the fair value is re-determined when related events or circumstances change.

Judgments and assumptions are inherent in management’s estimate of undiscounted future cash flows used to determine recoverability of an asset and the estimate of an asset’s fair value used to calculate the amount of impairment to recognize. The use of alternate judgments and/or assumptions could result in the recognition of different levels of impairment charges used in determining the balance sheet amounts.

Lease Financings

Direct financing leases are accounted for such that the minimum lease payments plus the unguaranteed residual value accruing to the benefit of the lessor is recorded as the gross investment in the lease. The cost or carrying amount of the leased property is recorded as unearned income. The net investment in the lease is the difference between the gross investment and the associated unearned income.

Debt Placement Costs

Costs incurred for debt borrowings are capitalized as paid and are amortized over the life of the associated debt instrument. When debt is retired before its scheduled maturity date, the Partnership writes-off the remaining debt placement costs associated with that debt.

Capitalization of Interest

Interest on borrowed funds is capitalized on projects during construction based on the approximate average interest rate on debt owed by the Partnership. Capitalized interest for the years ended December 31, 2003 and 2002 was $0.1 million and $0.2 million, respectively.

Pension and Post-retirement Medical and Life

Magellan GP, LLC has recognized affiliate pension and post-retirement medical and life obligations associated with Williams personnel, assigned to the Partnership, who became employees of MMH on or before January 1, 2004. The pension and post-retirement medical and life balances represent the funded status of the present value of benefit obligation net of unrecognized prior service cost/credits and unrecognized actuarial gains/losses.

Paid-Time Off Benefits

Affiliate liabilities for paid-time off benefits are recognized for all employees performing services for the Partnership when earned by those employees. The Partnership recognized a paid-time off liability of $5.5 million at December 31, 2003, which represented the amount of remaining vested paid-time off benefits of dedicated employees assigned to an affiliate of the Partnership, whose role is to provide operating and general and administrative services to the Partnership.

Equity-Based Incentive Compensation Awards

Magellan GP, LLC has issued incentive awards of phantom units of the Partnership to certain employees assigned to the Partnership. These awards are accounted for under provisions of Accounting Principles Board Opinion No. 25. Since the exercise price of the unit awards is less than the market price of the underlying units on the date of grant, compensation expense is recognized by Magellan GP, LLC and is directly allocated to the Partnership.

Environmental

Environmental expenditures that relate to current or future revenues are expensed or capitalized based upon the nature of the expenditures. Expenditures that relate to an existing condition caused by past operations that do not contribute to current or future revenue generation are expensed. Environmental liabilities are recorded independently of any potential claim for recovery. Receivables are recognized in cases where the realization of reimbursements of remediation costs is considered probable. Accruals related to environmental matters are generally determined based on site-specific plans for remediation, taking into account prior remediation experience of the Partnership.

Income Taxes

Magellan GP, LLC is a partnership for income tax purposes and therefore is not subject to federal or state income taxes. Income taxes for Magellan GP, LLC are the responsibility of the owners of this partnership, which are affiliates of Magellan GP, LLC.

Effective with the closing of the Partnership’s initial public offering on February 9, 2001 (see Note 1 – Organization and Presentation), the Partnership was no longer a taxable entity for federal and state income tax purposes. Also, effective with its acquisition by the Partnership in April 2002, Magellan Pipeline was no longer a taxable entity for federal and state income tax purposes. Accordingly, for the petroleum products terminals and ammonia pipeline system operations, after the initial public offering, and for Magellan Pipeline after April 2002, no recognition has been given to income taxes for financial reporting purposes. The tax on Partnership net income is borne by the individual partners through the allocation of taxable income. Net income for financial statement purposes may differ significantly from taxable income of unitholders as a result of differences between the tax basis and financial reporting basis of assets and liabilities and the taxable income allocation requirements under the Partnership’s partnership agreement. The aggregate difference in the basis of the Partnership’s net assets for financial and tax reporting purposes cannot be readily determined because information regarding each partner’s tax attributes in the Partnership is not available to the Partnership.

Recent Accounting Standards

In December 2003, the Financial Accounting Standards Board (“FASB”) issued a revision to SFAS No. 132 “Employers’ Disclosures about Pensions and Other Post-Retirement Benefits”. This revision requires that companies provide more details about their plan assets, benefit obligations, cash flows, benefit costs and other relevant information. A description of investment policies and strategies and target allocation percentages, or target ranges, for these asset categories also are required in financial statements. Cash flows will include projections of future benefit payments and an estimate of contributions to be made in the next year to fund pension and other postretirement benefit plans. In addition to expanded annual disclosures, the FASB is requiring companies to report the various elements of pension and other post-retirement benefit costs on a quarterly basis. The guidance is effective for fiscal years ending after December 15, 2003, and for quarters beginning after December 15, 2003.

In May 2003, the FASB issued SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This statement had no impact on Magellan GP, LLC’s financial position.

In April 2003, the FASB issued SFAS No. 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. This Statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. In addition all provisions of this Statement should be applied prospectively. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. The initial application of this Statement did not have a material impact on Magellan GP, LLC’s financial position.

In December 2002, the FASB issued SFAS 148, “Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123”. This Statement amends FASB Statement No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This Statement improves the prominence and clarity of the pro forma disclosures required by Statement 123 by prescribing a specific tabular format and by requiring disclosure in the “Summary of Significant Accounting Policies” or its equivalent. The standard is effective for fiscal periods ending after December 15, 2002. Although the Partnership accounts for stock-based compensation for employees assigned to the Partnership under provisions of Accounting Principles Board Opinion No. 25, the structure of the awards is such that the Partnership fully recognizes compensation expense associated with the units awards. Hence, had the Partnership adopted this standard, it would not have had a material impact on Magellan GP, LLC’s financial position.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (“EITF”) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. Magellan GP, LLC adopted this standard in January 2003 and it did not have a material impact on its financial position.

In the second quarter of 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement 13 and Technical Corrections”. The rescission of SFAS No. 4 “Reporting Gains and Losses from Extinguishment of Debt,” and SFAS No. 64, “Extinguishment of Debt Made to Satisfy Sinking-Fund Requirements,” requires that gains or losses from extinguishment of debt only be classified as extraordinary items in the event they meet the criteria in Accounting Principle Board Opinion (“APB”) No. 30, “Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. SFAS No. 44, “Accounting for Intangible Assets of Motor Carriers,” established accounting requirements for the effects of transition to the Motor Carriers Act of 1980 and is no longer required now that the transitions have been completed. Finally, the amendments to SFAS No. 13 “Accounting for Leases” are effective for transactions occurring after May 15, 2002. All other provisions of this Statement will be effective for financial statements issued on or after May 15, 2002. Magellan GP, LLC adopted this standard in January 2003, and it did not have a material impact on its financial position. However, in subsequent reporting periods, any gains and losses from debt extinguishments will not be accounted for as extraordinary items.

5. Acquisitions and Divestitures

Magellan Pipeline

On April 11, 2002, the Partnership acquired all of the membership interests of Magellan Pipeline from an affiliate of Williams for approximately $1.0 billion. The Partnership remitted to an affiliate of Williams consideration in the amount of $674.4 million and Williams retained $15.0 million of Magellan Pipeline’s receivables. The $310.6 million balance of the consideration consisted of $304.4 million of class B common units representing limited partner interests in the Partnership issued to affiliates of Williams and Williams’ contribution to the Partnership of $6.2 million to maintain its 2% general partner interest. The Partnership borrowed $700.0 million from a group of financial institutions, paid an affiliate of Williams $674.4 million and used $10.6 million of the funds to pay debt fees and other transaction costs (see Note 11 – Debt). The Partnership retained $15.0 million of the funds to meet working capital needs.

Magellan Pipeline primarily provides petroleum products transportation, storage and distribution services and is reported as a separate business segment of the Partnership. Because of the Partnership’s affiliate relationship with Magellan Pipeline at the time of the acquisition, the transaction was between entities under common control and, as such, has been accounted for similarly to a pooling of interest. Accordingly, the consolidated balance sheets and notes of Magellan GP, LLC have been restated to reflect the historical financial positions as if the companies had been combined throughout the periods presented.

Other Acquisitions and Divestitures

In July 2003, the Partnership acquired certain rights to a petroleum products management operation from an affiliate of Williams for $10.1 million plus inventory costs of approximately $5.2 million. The $10.1 million acquisition costs were allocated to other intangibles.

During the fourth quarter of 2002, the Partnership sold its Mobile, Alabama and Jacksonville, Florida inland terminals. Total cash proceeds of approximately $1.3 million were received, with a gain of approximately $1.1 million recognized.

6. Inventories

Inventories at December 31, 2002 and 2003 were as follows (in thousands):

	December 31,
	2002	2003
Refined petroleum products	$3,863	$3,435
Natural gas liquids	—	12,362
Additives	897	977
Other	464	508

Total inventories	$5,224	$17,282

The increase in the natural gas liquids inventory is the result of the acquisition of certain rights and related inventories pertaining to a petroleum product management operation from Williams and its affiliates in July 2003. (See Note 5 — Acquisitions and Divestitures).

7. Property, Plant and Equipment

Property, plant and equipment consists of the following (in thousands):

	December 31,		Estimated Depreciable Lives
	2002	2003
Construction work-in-progress	$4,909	$14,657
Land and right-of-way	30,199	35,033
Carrier property	898,829	1,059,739	6 - 59 years
Buildings	8,281	9,670	30 - 56 years
Storage tanks	172,865	199,583	30 - 40 years
Pipeline and station equipment	57,551	92,690	30 - 69 years
Processing equipment	138,180	139,749	30 years
Other	23,713	36,368	3 - 30 years

Total	$1,334,527	$1,587,489

Carrier property is defined as pipeline assets regulated by the FERC. Other includes capitalized interest at December 31, 2003 and 2002 of $18.1million and $18.6 million, respectively.

8. Concentration of Risk

Any issues impacting the petroleum refining and marketing and anhydrous ammonia industries could impact Magellan GP, LLC’s overall exposure to credit risk. Accounts receivable from Williams Energy Marketing & Trading accounted for 0% and 7% of total accounts and affiliate receivables at December 31, 2003 and 2002, respectively.

Magellan Pipeline transports refined petroleum products for refiners and marketers in the petroleum industry. The major concentration of Magellan Pipeline’s revenues is derived from activities conducted in the central United States. The size and quality of the companies with which the Partnership conducts its businesses hold its credit losses to a minimum. Sales to customers are generally unsecured and the financial condition and creditworthiness of customers are periodically evaluated. The Partnership has the ability with many of its terminals contracts to sell stored customer products to recover unpaid receivable balances, if necessary. The concentration of ammonia revenues is derived from customers with plants in Oklahoma and Texas and sales are generally unsecured. Issues impacting the petroleum refining and marketing and anhydrous ammonia industries could impact the Partnership’s overall exposure to credit risk.

To conduct the Partnership’s operations, an affiliate of Magellan GP, LLC employs approximately 823 employees. Magellan Pipeline’s labor force of 435 employees is concentrated in the central United States. At December 31, 2003, 50% of the employees were represented by a union and covered by collective bargaining agreements that extend through January 31, 2006. The petroleum products terminals operation’s labor force of 174 people is concentrated in the southeastern and Gulf Coast regions of the United States. None of the terminal operations employees are represented by labor unions. The employees at the Partnership’s Galena Park marine terminal facility were previously represented by a union, but indicated in 2000 their unanimous desire to terminate their union affiliation. Nevertheless, the National Labor Relations Board (“NLRB”) ordered the Partnership to bargain with the union as the exclusive collective bargaining representative of the employees at the facility. Subsequently, the NLRB reversed its decision and withdrew its order. Magellan GP, LLC considers its employee relations to be good.

9. Employee Benefit Plans

On June 17, 2003, Williams sold its interest in the Partnership (See Note 3 – Change in Ownership of Magellan GP, LLC). Employees dedicated to or otherwise supporting the Partnership remained employees of Williams through December 31, 2003. and many of participated in Williams’ sponsored employee benefit plans. For the period from June 18, 2003 through December 31, 2003, Williams charged the Partnership for the services of the employees in accordance with the TSA as defined in Note 1 – Organization and Presentation.

The employees previously assigned by Williams to the Partnership became employees of MMH on January 1, 2004. MMH committed to provide for certain employee benefits as of the employee transfer date. Magellan GP, LLC has recognized in its Consolidated Balance Sheet an obligation related to this commitment. The following table presents Magellan GP, LLC’s recognition of the benefit obligations and plan assets for the pension plans and other post-retirement benefit plan for which MMH assumed sponsorship or created on January 1, 2004 (in thousands):

	Pension	Other Post- Retirement Benefits
Benefit obligation	$26,294	$18,266
Fair value of plan assets	19,453	—

Funded Status	(6,841)	(18,266)
Unrecognized net actuarial loss	4,206	—
Unrecognized prior service (credit) cost	(1,100)	8,293

Prepaid benefit cost	$(3,735)	$(9,973)

Accumulated benefit obligation	$18,252	N/A

Weighted-average assumptions used to determine benefit obligations:
Discount rate	6.3%	6.3%
Rate of compensation increase	5.0%	N/A

Estimated contributions in 2004	$1,200	$—

Magellan GP, LLC used a January 1, 2004, measurement date for these plans. For benefits incurred by participants prior to age 65, the annual assumed rate of increase in the health care cost trend rate for 2004 is 8.6% and systematically decreases to 5.0% by 2009. The annual assumed rate of increase in the health care cost trend rate for post-65 benefits for 2004 is 12.0%, and systematically decreases to 5.0% by 2016. The health care cost trend rate assumption has a significant effect on the amounts reported. A 1.0% change in assumed health care cost trend rates would have the following effect (in thousands):

	Point Increase	Point Decrease
Effect on postretirement benefit obligation	$2,428	$(1,971)

The Medicare Prescription Drug Improvement and Modernization Act of 2003 (the “Act”) was enacted on December 8, 2003. The effect of the Act has not been reflected in the post-retirement benefit obligation disclosed above. Authoritative guidance on the accounting for the federal subsidy is pending and that guidance, when issued, could require the Partnership to change previously reported information.

10. Related Party Transactions

Current and long-term affiliate accounts receivable are primarily associated with: (i) certain environmental liabilities indemnified by MMH at December 31, 2003 and for environmental liabilities indemnified by Williams at December 31, 2002, and (ii) for reimbursements due the Partnership associated with general and administrative costs in excess of the expense limitation as agreed to between the Partnership, MMH and Williams and its affiliates. Affiliate accounts payable at December 31, 2002 primarily represent amounts owed to affiliates for operational and general and administrative services provided on behalf of Magellan GP, LLC and the Partnership. Accrued affiliate payroll and benefits are amounts due to affiliate companies for salary and wages, bonus and associated benefit costs for employees directly assigned to the Partnership. Affiliate pension and long-term retiree medical liabilities are associated with MMH liabilities for pension and retiree medical liabilities which will be reimbursed by the Partnership.

Prior to June 17, 2003, transactions between the Partnership and Williams and its affiliates were recorded as affiliate transactions. Subsequent to June 17, 2003, commercial and operational transactions between the Partnership and its former Williams affiliates were inconsequential. The Partnership had agreements with Williams Energy Marketing & Trading Company, which provide for: (i) the lease of a Carthage, Missouri propane storage cavern, and (ii) access and utilization of storage on the Magellan Pipeline system. Magellan Pipeline has entered into pipeline lease agreements and tank storage agreements with Mid-America Pipeline Company (“MAPL”) and Williams Bio-Energy, LLC (“Williams Bio-Energy”), respectively. MAPL was an affiliate entity until its sale by Williams on August 1, 2002 and Williams Bio-Energy was an affiliate entity until its sale by Williams in May 2003. The Partnership also had a leased storage contract with Williams Bio-Energy at its Galena Park, Texas marine terminal facility. The Partnership also had an agreement with Williams Energy Marketing & Trading Company, which provided for storage and other ancillary services at the Partnership’s marine terminal facilities. This agreement was cancelled during the first quarter of 2003 in exchange for a $3.0 million payment to the Partnership from Williams Energy Marketing & Trading Company. From the time of Magellan Pipeline’s acquisition in April 2002, the Partnership had an agreement with Williams Petroleum Services, LLC to perform a petroleum products management operation for an annual fee of approximately $4.0 million until July 2003, when the Partnership acquired from an affiliate of Williams the rights to this operation (See Note 5 - Acquisitions). The Partnership also had affiliate agreements with Williams Energy Marketing & Trading Company and Williams Refining & Marketing, LLC for the non-exclusive and non-transferable sub-license to use the ATLAS 2000 software system. The rights to this system were contributed to the Partnership on June 17, 2003 (See Note 3 – Change in Ownership of Magellan GP, LLC). The following table provides the percentage of total revenues that the Partnership derived from various affiliate entities (amounts as percents):

	Year Ended December 31,
	2001	2002	2003
Williams 100%-Owned Affiliates:
Williams Energy Marketing & Trading	16.9	9.2	1.5
Williams Refining & Marketing	3.0	1.9	—
Williams Bio Energy	0.8	1.1	0.5
Midstream Marketing & Risk Management	—	0.4	0.1
Petroleum Services	0.1	0.6	0.6
Mid-America Pipeline	0.1	—	—
Other	—	0.3	0.2
Williams Partially-Owned Affiliates:
Longhorn Pipeline Partners	0.2	—	—

Total	21.1	13.5	2.9

Until June 17, 2003, Williams allocated both direct and indirect general and administrative expenses to its affiliates. Direct expenses allocated by Williams were primarily salaries and benefits of employees and officers associated with the business activities of the affiliate. Indirect expenses include legal, accounting, treasury, engineering, information technology and other corporate services. The Partnership reimbursed Magellan GP, LLC for expenses charged to the Partnership by Magellan GP, LLC on a regular basis based on the expense limitations provided in the Omnibus Agreement. After June 17, 2003, MMH has allocated general and administrative expenses to Magellan GP, LLC, which, in turn, has allocated those same charges to the Partnership. Allocations from MMH were primarily bonus and associated benefit costs of employees and officers assigned by Williams to conduct the business activities of the Partnership.

11. Debt

Debt for Magellan GP, LLC was as follows (in thousands):

	December 31,
	2002	2003
Magellan OLP term loan and revolving credit facility, long-term portion	$90,000	$—
Magellan term loan and revolving credit facility:
Long-term portion	—	89,100
Current portion	—	900

Total	—	90,000
Magellan Pipeline Senior Secured Notes, long-term portion	480,000	490,917

Total debt	$570,000	$580,917

Magellan term loan and revolving credit facility

In August 2003, the Partnership entered into a new credit agreement with a syndicate of banks. This facility, which replaced the term loan and revolving credit facility of Magellan OLP, L.P. (“Magellan OLP”), formerly Williams OLP L.P., a subsidiary of the

Partnership, is comprised of a $90.0 million term loan and an $85.0 million revolving credit facility of which $10.0 million is available for letters of credit. Indebtedness under the term loan initially bore interest at the Eurodollar rate plus a margin of 2.4%. The facility was amended in December 2003 to reduce the margin on the term loan borrowings to 2.0%. Indebtedness under the revolving credit facility bears interest at the Eurodollar rate plus a margin of 1.8%. The Partnership also incurs a commitment fee on the un-drawn portion of the revolving credit facility. The facility provides for the establishment of up to $100.0 million in additional term loans, which would bear interest at a rate agreed to at the time of borrowing. The Partnership incurred debt placement fees of $2.6 million associated with this credit facility, which are being amortized over the life of the credit facility.

The new revolving credit facility terminates on August 6, 2007, and the new term loan terminates on August 6, 2008. Scheduled prepayments equal to 1.0% of the initial term loan balance are due on August 6th of each year until maturity. As of December 31, 2003, the $90.0 million term loan was outstanding with $0.2 million of the $85.0 million revolving credit facility being used for a letter of credit, with the balance available for future borrowings. Obligations under the facility are secured by the Partnership’s equity interests in Magellan GP, Inc. and Magellan OLP and their subsidiaries, including the entities which hold the petroleum products terminals and ammonia pipeline system. Magellan GP, Inc., a Delaware corporation, is the general partner of Magellan OLP. Those entities are also guarantors of the Partnership’s obligations under the facility. Magellan Pipeline is a separate operating subsidiary of the Partnership and is not a guarantor under this facility. The weighted-average interest rate for this facility for the period August 6, 2003 through December 31, 2003 was 3.4% and the interest rate at December 31, 2003 was 3.2%.

Under the terms of the above-named facility, a change in control results in an event of default, in which case the maturity date of the obligations under the facility may be accelerated. For this facility, a change of control is defined in a variety of ways, each of which involve the current owners of MMH no longer maintaining majority control of the management of MMH, the Partnership or Magellan GP, LLC. This facility contains various operational and financial covenants. The Partnership is in compliance with all of these covenants.

At December 31, 2002, Magellan OLP had a $175.0 million bank credit facility, which was comprised of a $90.0 million term loan facility and an $85.0 million revolving credit facility. On February 9, 2001, the OLP borrowed $90.0 million under the term loan facility, which remained outstanding until August 2003, when the facility was repaid. Borrowings under the credit facility carried an interest rate equal to the Eurodollar rate plus a spread from 1.0% to 1.5%, depending on the OLP’s leverage ratio. Interest was also assessed on the unused portion of the credit facility at a rate from 0.2% to 0.4%, depending on the OLP’s leverage ratio. Closing fees associated with the initiation of the credit facility were $0.9 million and were amortized over the life of the facility. Weighted average interest rates were 2.6% for the period January 1, 2003 through August 6, 2003 (when the facility was repaid) and 3.3% for the twelve months ended December 31, 2002. The interest rate for amounts borrowed against this facility on December 31, 2002 was 2.8%.

Magellan Pipeline Senior Secured Notes

During October 2002, Magellan Pipeline entered into a private placement debt agreement with a group of financial institutions for up to $200.0 million aggregate principal amount of Floating Rate Series A-1 and Series A-2 Senior Secured Notes and up to $340.0 million aggregate principal amount of Fixed Rate Series B-1 and Series B-2 Senior Secured Notes. Both notes are secured with the Partnership’s membership interest in and assets of Magellan Pipeline. The maturity date of both notes is October 7, 2007; however, the Partnership will be required on each of October 7, 2005 and October 7, 2006, to repay 5.0% of the then outstanding principal amount of the Senior Secured Notes. Two borrowings have occurred in relation to these notes. The first borrowing was completed in November 2002 and was for $420.0 million, of which $156.0 million was borrowed under the Series A-1 notes and $264.0 million under the Series B-1 notes. The proceeds from this initial borrowing were used to repay Magellan Pipeline’s $411.0 million short-term loan and pay related debt placement fees. The second borrowing was completed in December 2002 for $60.0 million, of which $22.0 million was borrowed under the Series A-2 notes and $38.0 million under the Series B-2 notes. $58.0 million of the proceeds from this second borrowing were used to repay the acquisition sub-facility of the OLP and $2.0 million were used for general partnership purposes.

The Series A-1 and Series A-2 notes bear interest at a rate equal to the six month Eurodollar rate plus 4.3%. The Series B-1 notes bear interest at a fixed rate of 7.7%, while the Series B-2 notes bear interest at a fixed rate of 7.9%. The weighted-average rate for the Magellan Pipeline Senior Secured Notes at December 31, 2003 and 2002 was 6.9% and 7.0%, respectively. The Partnership incurred debt placement fees associated with these notes of $10.5 million in 2002 and $0.3 million in 2003, which are being amortized over the life of the notes. Payment of interest and repayment of the principal is guaranteed by the Partnership. Monthly deposits in the amount of interest due the lenders are made to a cash escrow account from which interest payments on the Magellan Pipeline notes are made semi-annually. These deposits are reflected as restricted cash on Magellan GP, LLC’s Consolidated Balance Sheets and were $8.2 million and $4.9 million at December 31, 2003 and 2002, respectively. The fixed rate portion of this debt was adjusted to fair value for MMH’s 54.6% ownership interest on June 17, 2003.

The debt agreement imposes certain restrictions on Magellan Pipeline and the Partnership. Generally, the agreement restricts the amount of additional indebtedness Magellan Pipeline can incur, prohibits Magellan Pipeline from creating or incurring any liens on its property, and restricts Magellan Pipeline from disposing of its property, making any debt or equity investments, or making any loans or advances of any kind. The agreement also requires transactions between Magellan Pipeline and any of its affiliates to be on terms no less favorable than those Magellan Pipeline would receive in an arms-length transaction. In the event of a change in control of Magellan GP, LLC, each holder of the notes would have thirty days within which they could exercise a right to put their notes to Magellan Pipeline unless the new owner of Magellan GP, LLC has (i) a net worth of at least $500.0 million and (ii) long-term unsecured debt rated as investment grade by both Moody’s Investor Service Inc. and Standard & Poor’s Rating Service. If this put right were exercised, Magellan Pipeline would be obligated to repurchase any such notes and repay any accrued interest within sixty days.

In April 2002, the Partnership borrowed $700.0 million from a group of financial institutions. This short-term loan was used to help finance the Partnership’s acquisition of Magellan Pipeline. During the second quarter of 2002 the Partnership repaid $289.0 million of the short-term loan with net proceeds from an equity offering. Debt placement fees associated with the note were $7.1 million and were amortized over the life of the note. In October 2002, the Partnership negotiated an extension to the maturity of this note from October 8, 2002, to November 27, 2002, and the Partnership paid additional fees of approximately $2.1 million associated with this maturity date extension. The Partnership repaid the remaining outstanding balance of the note on November 15, 2002. The weighted average interest rate on this note was 5.1% for the period April 11, 2002 through November 15, 2002.

During September 2002, in anticipation of a new debt placement to replace the short-term debt assumed to acquire Magellan Pipeline, the Partnership entered into an interest rate hedge. The effect of this interest rate hedge was to set the coupon rate on a portion of the fixed-rate debt at 7.8% prior to actual execution of the debt agreement. The loss on the hedge, approximately $1.0 million, was recorded in accumulated other comprehensive loss and is being amortized over the five-year life of the fixed-rate debt secured during October 2002.

12. Leases

Leases - Lessee

The Partnership leases land, office buildings, tanks and terminal equipment at various locations to conduct its business operations. Future minimum annual rentals under non-cancelable operating leases as of December 31, 2003, are as follows (in thousands):

2004	$2,435
2005	2,290
2006	2,215
2007	2,167
2008	1,661
Thereafter	7,740

Total	$18,508

Leases – Lessor

On December 31, 2001, the Partnership purchased an 8.5-mile, 8-inch natural gas liquids pipeline in northeastern Illinois from Aux Sable Liquid Products L.P. (“Aux Sable”) for $8.9 million. The Partnership then entered into a long-term lease arrangement under which Aux Sable is the sole lessee of these assets. The Partnership has accounted for this transaction as a direct financing lease. The lease expires in December 2016 and has a purchase option after the first year. Aux Sable has the right to re-acquire the pipeline at the end of the lease for a de minimis amount. The Partnership also has two five-year pipeline capacity leases with Farmland Industries, Inc. The first agreement, which is accounted for as a direct financing lease, will expire on November 30, 2005 and the second agreement, which is accounted for as an operating lease, will expire on April 30, 2007. Both leases contain options to extend the agreement for another five years. In addition, the Partnership has nine other capacity operating leases with terms of one to thirteen years. All of the agreements provide for negotiated extensions.

Future minimum lease payments receivable under operating-type leasing arrangements as of December 31, 2003, are as follows (in thousands):

2004	$8,336
2005	4,904
2006	4,372
2007	4,062
2008	3,907
Thereafter	19,172

Total	$44,753

Future minimum lease payments under direct-financing-type leasing arrangements as of December 31, 2003, were $2.5 million in 2004, $1.3 million during each year from 2005 through 2008 and $10.1 million cumulatively for all periods after 2008. The net investment under direct financing leasing arrangements as of December 31, 2002 and 2003, are as follows (in thousands):

	December 31,
	2002	2003
Total minimum lease payments receivable	$20,154	$17,699
Less: Unearned income	9,923	8,469

Recorded net investment in direct financing leases	$10,231	$9,230

As of December 31, 2003, the net investment in direct financing leases was classified in the Consolidated Balance Sheet as $0.4 million current accounts receivable, $0.2 million current deferred revenue and $9.0 million noncurrent receivable. As of December 31, 2002, the net investment in direct financing leases was classified in the Consolidated Balance Sheet as $1.4 million current accounts receivable, $0.4 million current deferred revenue, $9.4 million noncurrent receivable and $0.2 noncurrent deferred revenue.

13. Long-Term Incentive Plan

In February 2001, Magellan GP, LLC adopted the Williams Energy Partners’ Long-Term Incentive Plan, which was amended and restated on February 3, 2003, on July 22, 2003 and on February 3, 2004, for employees who perform services for the Partnership and directors of Magellan GP, LLC. The Long-Term Incentive Plan consists of two components: phantom units and unit options. The Long-Term Incentive Plan permits the grant of awards covering an aggregate of 700,000 common units. The Compensation Committee of Magellan’s GP, LLC’s Board of Directors administers the Long-Term Incentive Plan.

In April 2001, Magellan GP, LLC issued grants of 92,500 phantom units to certain key employees associated with the Partnership’s initial public offering in February 2001. These awards allowed for early vesting if established performance measures were met prior to February 9, 2004. The Partnership met all of these performance measures and all of the awards vested during 2002.

In April 2001, Magellan GP, LLC granted 64,200 phantom units pursuant to the Long-Term Incentive Plan. With the change in control of Magellan GP, LLC, which occurred on June 17, 2003, these awards vested at their maximum award level, resulting in 128,400 unit awards.

During 2002, Magellan GP, LLC’s Compensation Committee granted 22,650 phantom units pursuant to the Long-Term Incentive Plan. With the change in control of Magellan GP, LLC, which occurred on June 17, 2003, these awards vested at their maximum award level, resulting in 45,300 unit awards. The Partnership elected to settle these awards with cash payments instead of common units.

In February 2003, Magellan GP, LLC’s Compensation Committee granted 52,825 phantom units pursuant to the Long-Term Incentive Plan. The actual number of units that will be awarded under this grant are based on certain performance metrics, which were determined by the Partnership at the end of 2003, and a personal performance component that will be determined at the end of 2005, with vesting to occur at that time. Because 3,080 unit grants vested early (see discussion below), the remaining number of units that could be awarded, excluding the personal performance component, will range from zero units up to a total of 99,490 units. These units are subject to forfeiture if employment is terminated prior to the vesting date. These awards do not have an early vesting feature, except for: (i) the death or disability of a participant, or (ii) a change in control of Magellan GP, LLC where the participant is terminated for reasons other than cause within the two years following the change in control of Magellan GP, LLC, in which case the awards will vest and payout immediately at the highest performance level under the Plan. Subsequent to the change in control of Magellan GP, LLC on June 17, 2003, certain awards under this grant vested at their maximum award level (two times the original grant), resulting in a cash payout associated with 6,160 unit awards. Until the payout of these awards, the Partnership was expensing compensation costs associated with the non-vested portion of these awards assuming 52,825 units would vest. Subsequent to the vesting of 6,160 awards previously mentioned, the Partnership began accruing compensation expense assuming 49,745 units would vest; however, during 2003, the Partnership increased the associated accrual to an expected payout of 95,271 units. The value of the 95,271 unit awards on December 31, 2003 was $4.8 million.

In October 2003, Magellan GP, LLC’s Compensation Committee granted 10,640 phantom units pursuant to the Long-Term Incentive Plan. Of these awards, 4,850 units vested on December 31, 2003. The remaining units will vest as follows: 470 units on July 31, 2004, 4,850 units on December 31, 2004 and 470 units on July 31, 2005. There are no performance metrics associated with these awards and the payouts cannot exceed the face amount of the units awarded. These units are subject to forfeiture if employment is terminated prior to the vesting date. These awards do not have an early vesting feature, except for: (i) the death or disability of a participant, or (ii) a change in control of Magellan GP, LLC where the participant is terminated for reasons other than cause or the employee voluntarily terminates for good reason within the two years following the change in control of Magellan GP, LLC. The value of the 5,790 unvested awards at December 31, 2003 was $0.3 million.

14. Commitments and Contingencies

Williams has agreed to indemnify the Partnership against any covered environmental losses up to $15.0 million relating to assets it contributed to the Partnership at the time of the initial public offering. See Note 3 – Change in Ownership of Magellan GP, LLC for additional details regarding this indemnity. Note 3 further describes certain right-of-way indemnities associated with the ammonia pipeline easements and right-of-way defects or failures associated with the marine terminal facilities at Galena Park and Corpus Christi, Texas and Marrero, Louisiana. We refer to this indemnity in the table below as the “IPO Indemnity”.

In connection with the acquisition of Magellan Pipeline, Williams agreed to indemnify the Partnership for any breaches of representations or warranties, environmental liabilities and failures to comply with environmental laws as described below that result in losses and damages up to $110.0 million after the payment of an applicable $2.0 million deductible. With respect to any amount exceeding $110.0 million, Williams will be responsible for one-half of that amount up to $140.0 million. Williams’ liability under this indemnity is capped at $125.0 million. We refer to this indemnity in the table below as the “Magellan Pipeline Indemnity”. This indemnification obligation survived for one year, except for those obligations relating to employees, title, taxes and environmental. Obligations relating to employees and employee benefits will survive for the applicable statute of limitations and those obligations relating to real property, including asset titles, will survive for ten years after April 11, 2002, the date the Partnership acquired Magellan Pipeline. This indemnity also provides that the Partnership will be indemnified for an unlimited amount of losses and damages related to tax liabilities. In addition, any losses and damages related to environmental liabilities caused by events that occurred prior to the acquisition and for which claims are made within six years of the Partnership’s acquisition of Magellan Pipeline will be subject to a $2.0 million deductible, which was met during 2002. Covered environmental losses include those losses arising from the correction of violations of, or performance of remediation required by, environmental laws in effect at April 11, 2002.

Williams has also indemnified the Partnership against environmental losses that occurred from February 2001 through June 17, 2003 for assets included in the Partnership at the time of its initial public offering and from April 2002 through June 17, 2003 for Magellan Pipeline assets as well as other items not covered by Williams’ preexisting indemnifications of the Partnership. See Note 3 – Change in Ownership of Magellan GP, LLC for additional discussion of this matter. We refer to this indemnity in the table below as the “Acquisition Indemnity”.

	Maximum Indemnity Amount	Claims Against Indemnity	Amount of Indemnity Remaining
IPO Indemnity	$15.0	$3.4	$11.6
Magellan Pipeline Indemnity	125.0	18.0	107.0
Acquisition Indemnity	175.0	0.7	174.3

Total	$315.0	$22.1	$292.9

Estimated liabilities for environmental costs were $25.1 million and $22.3 million at December 31, 2003 and 2002, respectively. These estimates, provided on an undiscounted basis, were determined based primarily on data provided by a third-party environmental evaluation service and internal environmental personnel. These liabilities have been classified as current or noncurrent based on management’s estimates regarding the timing of actual payments. Management estimates that expenditures associated with these environmental remediation liabilities will be paid over the next five to ten years. As described in Note 3 - Change in Ownership of Magellan GP, LLC, MMH assumed Williams’ obligations for $21.9 million of environmental liabilities, and the Partnership recorded a receivable from MMH for this amount. MMH reduced the amount it paid for Williams’ ownership interest in the Partnership by the present value of the cash flows associated with the $21.9 million of environmental liabilities. To the extent the environmental and other Williams indemnity claims against MMH are not $21.9 million and to the extent no other indemnity obligations exist with Williams, MMH will pay to Williams the remaining difference between $21.9 million and the indemnity claims paid by MMH. Receivables from Williams or its affiliates associated with indemnified environmental costs were $7.8 million at December 31, 2003 and $22.9 million at December 31, 2002 and receivables from MMH at December 31, 2003 were $19.0 million. The Partnership invoices MMH, Williams and its affiliates or other third-party entities relative to their environmental indemnities are received as remediation work is performed.

In conjunction with the 1999 acquisition of the Gulf Coast marine terminals from Amerada Hess Corporation (“Hess”), Hess represented that it has disclosed to the Partnership all suits, actions, claims, arbitrations, administrative, governmental investigation or other legal proceedings pending or threatened, against or related to the assets acquired by the Partnership, which arise under environmental law. In the event that any pre-acquisition releases of hazardous substances at the Partnership’s Corpus Christi and Galena Park, Texas and Marrero, Louisiana marine terminal facilities were unknown at closing but subsequently identified by the Partnership prior to July 30, 2004, the Partnership will be liable for the first $2.5 million of environmental liabilities, Hess will be liable for the next $12.5 million of losses and the Partnership will assume responsibility for any losses in excess of $15.0 million subject to Williams’ indemnities to the Partnership. Also, Hess agreed to indemnify the Partnership through July 30, 2014 against all known and required environmental remediation costs at the Corpus Christi and Galena Park, Texas marine terminal facilities from any matters related to pre-acquisition actions. Hess has indemnified the Partnership for a variety of pre-acquisition fines and claims that may be imposed or asserted against the Partnership under certain environmental laws.

During 2001, the Environmental Protection Agency (“EPA”), pursuant to Section 308 of the Clean Water Act, preliminarily determined that Williams may have systemic problems with petroleum discharges from pipeline operations. The inquiry primarily focused on Magellan Pipeline. The response to the EPA’s information request was submitted during November 2001. The EPA has recently informed us that they have initiated a review of the response submitted in 2001. The Partnership believes that any claims the EPA may assert relative to this inquiry is covered by Williams’ indemnifications to the Partnership.

During the fourth quarter of 2003, the Partnership experienced a line break and product spill on its petroleum products pipeline near Shawnee, Kansas, which resulted in the Partnership recognizing environmental liabilities of $4.3 million. The Partnership recorded a receivable from its insurance carrier of $2.6 million associated with this spill. This break occurred in a section of line near a previous break site that had been remediated by Williams. The Partnership believes the current break is covered by indemnifications from Williams and has filed a claim against Williams for the total amount of the estimated liability associated with this spill. Williams is currently evaluating our claim.

The Partnership is party to various other claims, legal actions and complaints arising in the ordinary course of business. In the opinion of management, the ultimate resolution of all claims, legal actions and complaints after consideration of amounts accrued, insurance coverage or other indemnification arrangements will not have a material adverse effect upon Magellan GP, LLC’s financial position.

15. Fair Value of Financial Instruments

The following methods and assumptions were used by the Partnership in estimating its fair value disclosure for financial instruments:

Cash and cash equivalents and restricted cash: The carrying amounts reported in the balance sheet approximate fair value due to the short-term maturity of these instruments.

Long-term affiliate receivables: Fair value is determined by discounting estimated cash flows by the Partnership’s incremental borrowing rates.

Long-term receivables: Generally, fair value is determined by discounting estimated future cash flows by the rates inherent in the long-term instruments plus/minus the change in the risk free rate since inception of the instrument.

Long-term debt: During 2002, the Partnership had all variable-rate debt until late in the year, when part of the debt was replaced with fixed-rate debt, consequently, the carrying rate approximated fair value at December 31, 2002. For 2003, the carrying amount of the Partnership’s variable-rate debt approximates fair value, and the fair value of the Partnership’s fixed-rate debt was determined by discounting estimated future cash flows using the Partnership’s incremental borrowing rate.

The following table reflects the carrying amounts and fair values of the Partnership’s financial instruments as of December 31, 2002 and 2003 (in thousands):

	December 31, 2002		December 31, 2003
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$75,738	$75,738	$111,357	$111,357
Restricted cash	4,942	4,942	8,223	8,223
Long-term affiliate receivables	11,656	9,716	12,402	9,716
Long-term receivables	9,268	7,910	8,867	7,910
Long-term debt	570,000	570,000	580,917	577,510

16. Distributions

Distributions paid by the Partnership during 2002 and 2003 were as follows (in thousands, except per unit amounts):

Date Cash Distribution Paid	Per Unit Cash Distribution Amount	Common Units	Subordinated Units	Class B Common Units	General Partner Equivalent Units	Total Cash Distribution
02/14/02	$0.5900	$3,351	$3,351	$—	$159	$6,861
05/15/02	0.6125	3,479	3,479	—	204	7,162
08/14/02	0.6750	9,234	3,834	5,286	868	19,222
11/14/02	0.7000	9,576	3,978	5,482	1,092	20,128

Total	$2.5775	$25,640	$14,642	$10,768	$2,323	$53,373

02/14/03	$0.7250	$9,918	$4,118	$5,677	$1,321	$21,034
05/15/03	0.7500	10,260	4,260	5,873	1,548	21,941
08/14/03	0.7800	10,670	4,430	6,108	1,820	23,028
11/14/03	0.8100	11,081	4,601	6,343	2,499	24,524

Total	$3.0650	$41,929	$17,409	$24,001	$7,188	$90,527

On February 13, 2004, the Partnership paid cash distributions of $0.83 per unit on its outstanding common and subordinated units to unitholders of record at the close of business on February 6, 2004. The total distribution, including distributions paid to Magellan GP, LLC on its equivalent units, was $25.8 million. The distributions above include amounts paid by the Partnership to Magellan GP, LLC. The affect of these distribution amounts were eliminated for purposes of preparing Magellan GP, LLC’s balance sheets.

17. Owners’ Equity

Owners’ equity was comprised of the following interests in the Partnership (in thousands):

	December 31,
	2002	2003
General partner interest held by Magellan GP, LLC	$(410,530)	$25,933
Common units held by affiliates	59,814	271,996
Subordinated units held by affiliates	131,194	135,085
Class B common units held by affiliates	313,651	—

Ending balance	$94,129	$433,014

Of the Partnership’s 13,679,694 common units outstanding at December 31, 2002, the public held 12,600,000 with the remaining 1,079,694 held by affiliates of Magellan GP, LLC. All of the Partnership’s 5,679,694 subordinated units and 7,830,924 Class B common units are held by affiliates of Magellan GP, LLC.

In December 2003, all 7,830,924 of the Partnership’s class B common units were converted to an equal number of common units. Also, during December 2003, an additional 200,000 common units of the Partnership were sold to the public. At December 31, 2003, the Partnership had 21,710,618 common units outstanding, of which 17,100,000 were held by the public, with the remaining 4,610,618 units held by affiliates of Magellan GP, LLC. All of the Partnership’s 5,679,694 subordinated units outstanding at December 31, 2003, were held by affiliates of Magellan GP, LLC. With the declaration and payment of the cash distributions in February 2004, 25% of the partnership’s subordinated units, or 1,419,923 units, converted to common units on the record date of February 6, 2004. Magellan’s partnership agreement provides for the conversion because quarterly distributions have equaled or exceeded the Partnership’s $0.525 per unit minimum quarterly distribution for three consecutive years. Also, during January 2004, the underwriters exercised their over-allotment option and sold an additional 675,000 units that affiliates of general partner owned to the public. See Note 16 – Subsequent Events for further discussion of this matter.

During the remaining subordination period, the Partnership can issue up to 2,839,847 additional common units without obtaining unitholder approval. In December 2003, the Partnership issued 200,000 units to the public, which reduced the number of additional common units it can issue without unitholder approval to 2,639,847. Magellan GP, LLC can issue an unlimited number of common units as follows:

•	upon exercise of the underwriters’ over-allotment option;

•	upon conversion of the subordinated units;

•	under employee benefit plans;

•	upon conversion of Magellan GP, LLC’s interest and incentive distribution rights as a result of a withdrawal of Magellan GP, LLC as general partner;

•	in the event of a combination or subdivision of common units;

•	in connection with an acquisition or a capital improvement that increases cash flow from operations per unit on a pro forma basis; or

•	if the proceeds of the issuance are used exclusively to repay up to $40.0 million of our indebtedness.

The subordination period will end when the Partnership meets certain financial tests provided for in the Partnership agreement but it generally cannot end before December 31, 2005.

The limited partners holding common units of the Partnership have the following rights, among others:

•	right to receive distributions of the Partnership’s available cash within 45 days after the end of each quarter;

•	right to elect the board members of Magellan GP, LLC;

•	right to remove Magellan GP, LLC as the general partner upon a 66.7% majority vote of outstanding unitholders;

•	right to transfer common unit ownership to substitute limited partners;

•	right to receive an annual report, containing audited financial statements and a report on those financial statements by our independent public accountants within 120 days after the close of the fiscal year end;

•	right to receive information reasonably required for tax reporting purposes within 90 days after the close of the calendar year;

•	right to vote according to the limited partners’ percentage interest in the Partnership on any meeting that may be called by Magellan GP, LLC; and

•	right to inspect our books and records at the unitholders’ own expense.

Net income is allocated to Magellan GP, LLC and limited partners based on their proportionate share of cash distributions for the period. Cash distributions to Magellan GP, LLC and limited partners are made based on the following table:

	Percentage of Distributions
Quarterly Distribution Amount (per unit)	Limited Partners	General Partner
Up to $0.578	98	2
Above $0.578 up to $0.656	85	15
Above $0.656 up to $0.788	75	25
Above $0.788	50	50

In the event of a liquidation, all property and cash in excess of that required to discharge all liabilities will be distributed to the partners in proportion to the positive balances in their respective tax-basis capital accounts.

18. Subsequent Events

In January 2004, the underwriters exercised their over-allotment option associated with MMH’s unit offering completed in December 2003. As a result, MMH sold an additional 675,000 common units of the Partnership, with all of the proceeds from this sale going to MMH.

On January 29, 2004, the Partnership announced that it had acquired ownership in 14 refined petroleum products terminals located in the southeastern United States for $24.8 million. The partnership previously owned a 79% interest in eight of these terminals and purchased the remaining interest from Murphy Oil USA, Inc. In addition, the acquisition includes sole ownership of six terminals that were previously jointly owned by Murphy Oil USA, Inc. and Colonial Pipeline Company.

On February 13, 2004, the Partnership paid cash distributions of $0.83 per unit on its outstanding common and subordinated units to unitholders of record at the close of business on February 6, 2004. The total distribution was $25.8 million.

Also, associated with the declaration and payment of the cash distributions in February 2004, 25% of the partnership’s subordinated units, or 1,419,923 units, converted to common units on the record date of February 6, 2004. Magellan’s partnership agreement provides for the conversion because quarterly distributions have equaled or exceeded the Partnership’s $0.525 per unit minimum quarterly distribution for three consecutive years.

In February 2004, the Partnership entered into three separate agreements with two different banks for forward interest rate swaps totaling $150.0 million. The swaps begin in October 2007, when the Partnership expects to refinance the majority of Magellan Pipeline’s $480.0 million senior secured notes. Under the swap agreements, the Partnership will pay fixed interest rates and will receive LIBOR in return for a ten-year period, which is the assumed tenure of replacement debt. The average fixed rate on the swap is 5.9%.

On March 2, 2004, the Partnership acquired a 50% ownership in Osage Pipe Line Company, LLC, which owns the Osage pipeline, for $25.0 million from National Cooperative Refinery Association (“NCRA”). The 135-mile Osage pipeline transports crude oil from Cushing, Oklahoma to El Dorado, Kansas and has connections to the NCRA refinery in McPherson, Kansas and the Frontier refinery in El Dorado, Kansas. The remaining 50% interest in the Osage Pipe Line Company, LLC will continue to be owned by NCRA.